UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                          Registration File # 000-30194

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH 31, 2003 - Q1 - Unaudited Financial Statements

             BYRON RESOURCES INC. (Formerly BIOFOREST PACIFIC INC.)
--------------------------------------------------------------------------------

         2200 - 181 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5H 3M7
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     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [X] No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-1918.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BYRON RESOURCES INC.
                                               (Registrant)


Date May 20, 2003                          By  /s/ Ross McGroarty (signed)
                                             --------------------------------
                                             Ross McGroarty, Chairman, ASO

                             BIOFOREST PACIFIC INC.

                                 BALANCE SHEETS
                                   (Unaudited)

                                              March 31,       December 31,
                                                2003             2002

                                   ASSETS

Current assets
    Cash                                   $       31,638   $        66,844
    Accounts receivable                             2,466             1,845
                                           --------------   ---------------
                                                   34,104            68,689

Investments                                       248,241           233,808

Investment in related company
    Acquisition cost                                    1                 1
    Capital assets                                  2,988             3,213
                                           --------------   ---------------
                                           $      285,334   $       305,711
                                           --------------   ---------------

                                 LIABILITIES

Current liabilities
    Accounts payable                       $       17,575   $         4,200
    Convertible debenture                       1,035,589         1,015,556
    Convertible debenture                         627,867           617,746
                                           --------------   ---------------
                                                1,681,031         1,637,502
                                           --------------   ---------------

                             CAPITAL DEFICIENCY

Share capital
    Authorized
      Unlimited number of common shares
    Issued
      42,169,302 shares                        13,728,739        13,728,739
Deficit                                       (15,124,436)      (15,060,530)
                                           --------------   ---------------
                                               (1,395,697)       (1,331,791)
                                           --------------   ---------------
                                           $      285,334   $       305,711
                                           --------------   ---------------

                             BIOFOREST PACIFIC INC.

                      STATEMENTS OF OPERATIONS AND DEFICIT
                                   (Unaudited)

                                                  Three months ended
                                                       March 31,
                                                2003              2002

Costs and expenses
   Administration and general              $       29,927   $        13,306
   Legal fees                                           -            19,828
   Consulting fees, travel and promotion            3,600             1,281
   Amortization of capital assets                     226                 -
   Interest                                        30,153            28,627
                                           --------------   ---------------
Operating loss                                     63,906            63,042
Deficit, beginning of the period               15,060,530        13,801,947
                                           --------------   ---------------
Deficit, end of the period                 $   15,124,436   $    13,864,989
                                           --------------   ---------------
Net loss per share                         $         0.00   $          0.00
                                           --------------   ---------------

                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                         Three months ended
                                                              March 31,
                                                         2003           2002

Cash resources provided by (used in):

   Operating activities
       Operating loss                                 $   (63,906)  $   (63,042)
       Items not involving cash
          Amortization of capital assets                      226             -
                                                      -----------   -----------
                                                          (63,680)      (63,042)
       Change in non-cash working capital balances
          (Increase) decrease in accounts receivable         (620)        1,676
          Increase (decrease) in accounts payable          13,376             -
          Increase (decrease) in interest payable          30,153        (2,463)
                                                      -----------   -----------
                                                          (20,771)      (63,829)
                                                      -----------   -----------
   Financing activities
       Related party loans - repayment                          -        18,508
                                                      -----------   -----------

   Investing activities
       Investments                                        (14,435)      (16,923)
       Advances to related company                              -       (75,277)
                                                      -----------   -----------
                                                          (14,435)      (92,200)
                                                      -----------   -----------
Increase (decrease) in cash                               (35,206)     (137,521)
Cash, beginning of the period                              66,844       637,352
                                                      -----------   -----------
Cash, end of the period                               $    31,638   $   499,831
                                                      -----------   -----------